SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              Dated May 2, 2005

                        Commission File Number: 0-31376


                             MILLEA HOLDINGS, INC.
                (Translation of Registrant's name into English)
               Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                             Tokyo 100-0004, Japan
                    (Address of principal executive offices)



             Indicate by check mark whether the Registrant files or
                  will file annual reports under cover of Form
                               20-F or Form 40-F:
                          Form 20-F [X] Form 40-F [ ]


                Indicate by check mark whether the Registrant by
              furnishing the information contained in this form is
                            also thereby furnishing
                   the information to the Commission pursuant
                     to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.
                                 Yes [ ] No [X]

                          Table of Documents Submitted
Item


1.   Changes regarding directors and corporate auditors, dated May 2, 2005

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KABUSHIKI KAISHA MILLEA HOLDINGS
                                        (Millea Holdings, Inc.)


May 2, 2005                        By:  /s/ TETSUYA UNNO
                                       -----------------------------------
                                       General Manager of Corporate
                                       Legal and Risk Management Department

                                                                          Item 1
(English translation)

                                                                     May 2, 2005
Millea Holdings, Inc.
President: Kunio Ishihara
TSE code number: 8766

Subject: Changes Regarding Directors and Corporate Auditors

Millea Holdings, Inc. hereby announces the following proposed changes regarding its directors and corporate auditors, which will become effective as of the date of the general shareholders' meeting to be held in late June.

1.  Changes regarding representative directors

(1) Promotion
    Yasuo Yaoita
       New Position: Senior Managing Director (Representative Director) Former Position: Managing Director (Representative Director)

(2) Scheduled resignation
    Katsuo Handa           Executive Vice President (Representative Director)

2.  Other changes

(1) Candidates for directors
    Tomochika Iwashita     Director
    Morio Ishii            Director
    Hiroshi Amemiya        Director

(2) Candidates for corporate auditors
    Shoji Ueno             Standing Corporate Auditor
    Tetsuo Kamioka         Standing Corporate Auditor

(3) Scheduled resignation of directors
    Shoji Ueno             Director
    Yasuo Tago             Director
    Yoichiro Iwama         Director

(4) Scheduled resignation of corporate auditors
    Takehisa Kikuchi       Standing Corporate Auditor
    Yukiteru Noji          Standing Corporate Auditor